UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

February 27, 2019

(Date of Report (Date of earliest event reported))

FUNDRISE EQUITY REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.    Other Events

Asset Updates

Controlled Subsidiary Investment – Bridge AWH-SATX Holdings JV, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, Bridge AWH-SATX Holdings JV, LLC (the “RSE- Aura Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $4,620,023, which is the initial stated value of our equity interest in the RSE- Aura Controlled Subsidiary (the “RSE- Aura Equity REIT Investment”). Inclusive of the RSE- Aura Equity REIT Investment, the RSE- Aura Controlled Subsidiary was capitalized with $15,637,000 in equity contributions from us and other eREITs managed by our manager. The RSE- Aura Controlled Subsidiary used the proceeds to acquire a single garden-style multifamily property totaling 343 units located at 5002 Wiseman Blvd., San Antonio, TX 78251 (the “RSE- Aura Property”). The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on February 27, 2019, the RSE- Aura Controlled Subsidiary redeemed the $4,620,023 original investment, and the investment has yielded an internal rate of return of approximately 13.0% through February 27, 2019.

Controlled Subsidiary Investment – NP 85, LLC

On December 19, 2018, we directly acquired ownership of a “majority-owned subsidiary”, NP 85, LLC (“NP 85”) for a purchase price of $8,403,613, which is the initial stated value of our equity interest in the NP 85 Controlled Subsidiary (the “NP 85 Equity REIT Investment”).  Inclusive of the NP 85 Equity REIT Investment, NP 85 was capitalized with $28,443,000 in equity contributions from us and other eREITs managed by our manager. NP 85 used this capital to acquire from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $28,443,000 (the “RSE- Aura Senior Loan”). The borrower, WP AWH-SATX Owner, LLC (“Aura Westover Hills”), a Delaware limited liability company and wholly-owned subsidiary of the RSE- Aura Controlled Subsidiary, used the loan proceeds to acquire the RSE- Aura Property. The borrower has since raised new equity and refinanced the property with a new senior loan. Consequently on February 27, 2019, WP AWH-SATX Owner, LLC paid off the RSE-Aura Senior Loan.   All interest payments have been paid in full during the loan term, and the loan has yielded an internal rate of return of approximately 6.0% through February 27, 2019.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated February 6, 2019, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EQUITY REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: March 4, 2019